Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-188345-04

November 13, 2015

The Connecticut Light and Power Company

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	The Connecticut Light and Power Company doing business as Eversource Energy
Ratings*:	A2 (Moody’s); A+ (S&P); A (Fitch)
Trade Date:	November 13, 2015
Settlement Date**:	December 1, 2015 (T+11)
Security:

$50,000,000  4.15% First and Refunding Mortgage Bonds, 2015 Series A, due 2045 (the “Bonds”), which will be part of the same series of debt securities issued on May 20, 2015 by the Issuer in the amount of $300,000,000 (the “Existing Bonds”)

Maturity Date:	June 1, 2045
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2016
Principal Amount:	$50,000,000
Coupon:	4.15%
Benchmark Treasury:	3.00% due May 15, 2045
Benchmark Treasury Price / Yield:	98-21 / 3.070%
Spread to Benchmark Treasury:	+125 basis points
Yield to Maturity:	4.320%
Price to Public:	97.180% of the principal amount
Optional Redemption Provisions:	Make-whole call at any time prior to December 1, 2044 at a discount rate of Treasury plus 20 basis points On or after December 1, 2044, at par
Qualified Reopening:

The offering of the Bonds is expected to qualify as a “qualified reopening” of the Existing Bonds under the United States Treasury Regulations.  See “Certain United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement dated November 13, 2015

CUSIP / ISIN:	207597 EH4 / US207597EH49
Joint Book-Running Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade bonds prior to the date that is three business days before the settlement date will be required, by virtue of the fact that the bonds initially will settle T+11 (on December 1, 2015) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of bonds who wish to trade bonds prior to the date that is three business days before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. collect at (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com; calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or by emailing dg.prospectus_requests@baml.com; calling Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848; or calling Mizuho Securities USA Inc. toll-free at (866) 271-7403.